SCHEDULE 13E-3/A
Amendment No. 1

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) Of The Securities Exchange Act Of 1934

Valrico Bancorp, Inc.

(Name Of The Issuer)

Valrico Bancorp, Inc.
VBI Merger Sub, Inc.
(Name of Person(s) Filing Statement)

Common Stock, No Par Value
(Title of Class of Securities)

920348 10 9
(CUSIP Number of Class of Securities)

Copy To:

Jerry L. Ball, President and CEO	David J. Mack, Esq. Thomas C. Blank, Esq.
Valrico Bancorp, Inc.	Werner & Blank, LLC
1815 East State Road 60 Street	7205 West Central Avenue
Valrico, Florida 33594	Toledo, Ohio 43617
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)	Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee

For purposes of calculating the fee only. This amount assumes the acquisition of 23,515 shares of common stock of the subject company acquired in the merger for $53.00 per share in cash, for a total consideration of $1,246,295 (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals 0.02 of one percent of the Total Consideration, or $250.00.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$250.00	Filing Party: Valrico Bancorp, Inc.

Form or Registration No.:	Prem. Sched. 14A	Date Filed: August 11, 2004

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

INTRODUCTION

     This Rule 13E-3 Transaction Statement is being filed by Valrico Bancorp, Inc., a Florida corporation and registered bank holding company (the “Company”) and VBI Merger Sub, Inc., (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the “Merger”) of VBI Merger Sub, Inc. with and into the Company, with the Company being the surviving corporation to the Merger. The Merger will be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of              , 2004 (the “Merger Agreement”), between the Company and VBI Merger Sub, Inc., as it may be amended from time to time.

     Upon effectiveness of the Merger, (i) each share of the Company’s common stock, without par value per share (the “Common Stock”), held of record by a shareholder who owns, as of the Shareholder Meeting Date, 100 or fewer shares of Common Stock will be converted into the right to receive $53.00 in cash from the Company and (ii) each share of the Common Stock held of record by a shareholder who owns, as of the Shareholder Meeting Date, more than 100 shares of Common Stock will not be affected by the Merger and will remain outstanding.

     This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Proxy Statement”), pursuant to which the shareholders of Valrico Bancorp, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement at the Company’s annual shareholders’ meeting. The following cross reference sheet is being supplied pursuant to General Instruction G to Schedule 13E-3 and included in this Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1. SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL I —SUMMARY TERM SHEET, and —QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER.

ITEM 2. SUBJECT COMPANY INFORMATION

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —INFORMATION ABOUT VALRICO BANCORP AND ITS AFFILIATES —Valrico Bancorp, Inc. and Valrico State Bank, —Stock Repurchases by Valrico Bancorp, Inc., —Recent Affiliate Transactions in Valrico Bancorp Stock; —Market for Common Stock and Dividend Information, and —Dividend Policy; and —PROPOSAL I —QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGERS —How Many

Votes Can be Cast by All Shareholders and —Number of Shares Outstanding.”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

The filing persons are Valrico Bancorp, Inc. and VBI Merger Sub, Inc. The subject company is Valrico Bancorp, Inc. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL II - ELECTION OF DIRECTORS —Nominees and Executive Officers, and —Legal Proceedings.

ITEM 4. TERMS OF THE TRANSACTION

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —PROPOSAL I —SUMMARY TERM SHEET; —QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER; and —SPECIAL FACTORS —Background of the Merger Proposal, —Purposes and Reasons for the Merger Proposal, —Structure of the Merger, —Determination of the Terms of the Merger, —Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments, —Interests of Certain Persons in the Merger —Certain Terms of the Merger, —Rights of Dissenting Shareholders, Access to Corporate Files, Appraisal Services, and —Material U.S. Federal Income Tax Consequences of the Merger.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —INFORMATION ABOUT VALRICO BANCORP, INC. AND ITS AFFILIATES —Recent Affiliate Transactions in Valrico Bancorp Stock, and — Stock Repurchases by Valrico Bancorp, Inc.”; PROPOSAL I —SPECIAL FACTORS —Recommendation of our Board of Directors; —Financial Fairness, — Interests of Certain Persons in the Merger, and —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS —Purposes of and Reasons for the Merger Proposal, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, — Operations of the Bank following the Merger, —Termination of Securities Exchange Act Registration; —QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER —How Will the Merger Affect the Day-to-Day Operations; and —INFORMATION ABOUT VALRICO BANCORP, INC. AND ITS AFFILIATES —Dividend Policy. Specific items contained in subparagraph (c) (1-10) of Item 1006 of Regulation M-A which are either inapplicable or the answer is in the negative are as follows:

Item (c) (1) - Applicable (see above)

Item (c) (2) - Not Applicable

Item (c) (3) - Not Applicable

Item (c) (4) - Not Applicable

Item (c) (5) - Not Applicable

Item (c) (6) - Applicable (see above)

Item (c) (7) - Applicable (see above)

Item (c) (8) - Applicable (see above)

Item (c) (9) - Not Applicable

Item (c)(10) - Not Applicable

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS — Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Background of Merger Proposal, —Recommendation of our Board of Directors, — Purposes and Reasons for VBI Merger Sub for the Merger Proposal,— Interests of Certain Persons in the Merger, — Pro Forma Effect of the Merger, — Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, — Operations of the Bank following the Merger, — Material U.S. Federal Income Tax Consequences of the Merger, —Pro Forma Effect of the Merger, and —Termination of Securities Exchange Act Registration.

ITEM 8. FAIRNESS OF THE TRANSACTION

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —PROPOSAL I — SUMMARY TERM SHEET —Voting on the Merger; SPECIAL FACTORS —Recommendation of our Board of Directors, — Financial Fairness, —Determination of the Terms of the Merger, and —Position of VBI Merger Sub as to the Fairness of the Merger.”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS —Financial Fairness, —Determination of the Terms of the Merger; —QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER —Austin Associates LLC’s Fairness Opinion, —How was the Cash Price for Shares of the Common Stock Determined, —May I Obtain a Copy of Austin Associates LLC’s Valuation Report; and —APPENDIX C—Opinion of Independent Financial Advisor.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS —Financing of the Merger, and —Source of Funds and Expenses.”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The required information is incorporated herein by reference to the sections of Exhibit 1 captioned —INFORMATION ABOUT VALRICO BANCORP, INC. AND ITS AFFILIATES —Voting Securities Held by Directors, Executive Officers and 5% Beneficial Owners of Valrico Bancorp, Inc., —Recent Affiliate Transactions in Valrico Bancorp Stock, and —Stock Repurchases by Valrico Bancorp.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

The required information incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS —Recommendation of our Board of Directors, —Financial Fairness, —Position of VBI Merger Sub as to the Fairness of the Merger, and —Interests of Certain Persons in the Merger.

ITEM 13. FINANCIAL STATEMENTS

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Valrico Bancorp’s Annual Report on Form 10-KSB for the year ended December 31, 2003 and Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004. The information in the proxy statement referred to in —DOCUMENTS INCORPORATED BY REFERENCE and —WHERE YOU CAN FIND MORE INFORMATION is incorporated herein by reference.

Valrico Bancorp does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements. Valrico Bancorp’s ratio of earnings to fixed charges was 1.59:1 and 2.33:1 for the fiscal years ended December 31, 2002 and 2003, respectively, and was 1.74:1 and 2.92:1 for the six (6) month periods ended June 30, 2003 and 2004, respectively.

(b) The information set forth in the proxy statement under —PROPOSAL I —SPECIAL FACTORS —Pro Forma Effect of the Merger; —INFORMATION ABOUT VALRICO BANCORP AND ITS AFFILIATES —Selected Historical Financial Data; and APPENDIX E — Valrico Bancorp, Inc. Consolidated Pro Forma Financial Statements is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The required information is incorporated herein by reference to the section of Exhibit 1 captioned —INFORMATION REGARDING THE ANNUAL MEETING OF SHAREHOLDERS —Solicitation of Proxies.

ITEM 15. ADDITIONAL INFORMATION

The required information is incorporated herein by reference to the section of Exhibit 1 captioned —PROPOSAL I —SPECIAL FACTORS —Regulatory Requirements.

ITEM 16. EXHIBITS

1.	Preliminary Proxy Statement, Form of Proxy, Notice of Annual meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on August 11, 2004 and amended by filing dated September 21st, 2004, including Appendix A — Agreement and Plan of Merger; Appendix B — Florida Dissenters’ Statute; Appendix C — Opinion of Independent Financial Advisor; Appendix D - Valrico Bancorp, Inc. Audit Committee Charter; and Appendix E — Pro Forma Financial Statements.

2.	Valuation Report and supplemental materials by Austin Associates, LLC

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	September 20, 2004	VALRICO BANCORP, INC.

		By:	/s/ J.E. McLean, III

J.E. McLean, III, President & CEO

Date:	September 20, 2004	VBI MERGER SUB, INC.

		By:	/s/ J.E. McLean, III

J.E. McLean, III, President & CEO

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Form of Proxy, Notice of Annual meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on August 11, 2004 and amended by filing dated September 21st, 2004, including Appendix A — Agreement and Plan of Merger; Appendix B—Florida Dissenters’ Statute; Appendix C—Opinion of Independent Financial Advisor; Appendix D—Valrico Bancorp, Inc. Audit Committee Charter; and Appendix E— Pro Forma Financial Statements.

2.	Valuation Report and supplemental materials by Austin Associates, LLC